UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

IRhythm Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

450056106

(CUSIP Number)

May 12, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO.    450056106

1)	NAME OF REPORTING PERSON Norwest Venture Partners XI, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO.    450056106

1)	NAME OF REPORTING PERSON Genesis VC Partners XI, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 593
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 593
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.268%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO.    450056106

1)	NAME OF REPORTING PERSON Norwest Venture Partners XII, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO.    450056106

1)	NAME OF REPORTING PERSON Genesis VC Partners XII, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 375
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 375
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.169%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO.    450056106

1)	NAME OF REPORTING PERSON NVP Associates, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 968
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 968
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.437%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO.    450056106

1)	NAME OF REPORTING PERSON Promod Haque
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 2,116
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 2,116
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,116
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.956%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO.    450056106

1)	NAME OF REPORTING PERSON Jeffrey Crowe
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 968
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 968
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.437%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO.    450056106

1)	NAME OF REPORTING PERSON Matthew D. Howard
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 968
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 968
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.437%
12)	TYPE OF REPORTING PERSON IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer:

IRhythm Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

650 Townsend Street, Suite 500
San Francisco, CA 94103

Item 2(a)	Name of Person Filing:

	1.	Norwest Venture Partners XI, LP

	2.	Genesis VC Partners XI, LLC

	3.	Norwest Venture Partners XII, LP

	4.	Genesis VC Partners XII, LLC

	5.	NVP Associates, LLC

	6.	Promod Haque

	7.	Jeffrey Crowe

	8.	Matthew D. Howard

Item 2(b)	Address of Principal Business Office or, if None, Residence:

	1.	Norwest Venture Partners XI, LP
525 University Ave, Suite 800
Palo Alto, CA 94301

	2.	Genesis VC Partners XI, LLC
525 University Ave, Suite 800
Palo Alto, CA 94301

	3.	Norwest Venture Partners XII, LP
525 University Ave, Suite 800
Palo Alto, CA 94301

	4.	Genesis VC Partners XII, LLC
525 University Ave, Suite 800
Palo Alto, CA 94301

	5.	NVP Associates, LLC
525 University Ave, Suite 800
Palo Alto, CA 94301

	6.	Promod Haque
525 University Ave, Suite 800
Palo Alto, CA 94301

	7.	Jeffrey Crowe
525 University Ave, Suite 800
Palo Alto, CA 94301

	8.	Matthew D. Howard
525 University Ave, Suite 800
Palo Alto, CA 94301

This statement is filed by Norwest Venture Partners XI, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners XI, LP is a Delaware limited partnership, whose general partner is Genesis VC Partners XI, LLC. NVP Associates, LLC is the managing member of Genesis VC Partners XI, LLC. Promod Haque, Jeffrey Crowe and Matthew D. Howard are co-Chief Executive Officers of NVP Associates, LLC.

Item 2(c)	Citizenship:

	1.	Norwest Venture Partners XI, LP: Delaware

	2.	Genesis VC Partners XI, LLC: Delaware

	3.	Norwest Venture Partners XII, LP: Delaware

	4.	Genesis VC Partners XII, LLC: Delaware

	5.	NVP Associates, LLC: Delaware

	6.	Promod Haque: United States of America

	7.	Jeffrey Crowe: United States of America

	8.	Matthew D. Howard: United States of America

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

450056106

Item 3	Not Applicable

Item 4	Ownership:

(1) Norwest Venture Partners XI, LP (“NVP XI”): At May 12, 2017, NVP XI owned of record zero (0) shares of Issuer’s common stock (“Common Stock”). This amount represents 0% of the total shares of Common Stock outstanding at this date.

(2) Genesis VC Partners XI, LLC (“Genesis XI”): At May 12, 2017, Genesis XI may be deemed to have beneficially owned, by virtue of its status as general partner of NVP XI, 593 shares of Common Stock. This amount represents 0.268% of the total shares of Common Stock outstanding at this date.

(3) Norwest Venture Partner XII,LP (“NVP XII”): At May 12, 2017, NVP XII owned of record zero (0) shares of Issuer’s common stock (“Common Stock”). This amount represents 0% of the total shares of Common Stock outstanding at this date.

(4) Genesis VC Partners XII,LLC (“Genesis XII”): At May 12, 2017, Genesis XII may be deemed to have beneficially owned, by virtue of its status as general partner of NVP XII, 375 shares of Common Stock. This amount represents 0.169% of the total shares of Common Stock outstanding at this date.

(5) NVP Associates, LLC (“NVP Associates”): At May 12, 2017, NVP Associates may be deemed to have beneficially owned 968 shares of Common Stock consisting of the following: (1) 593 shares of Common Stock by virtue of its status as managing member of Genesis XI, the general partner of NVP XI, the record owner of such shares; and (2) 375 shares of Common Stock by virtue of its status as managing member of Genesis XII, the general partner of NVP XII, the record owner of such shares. This amount represents 0.437% of the total shares of Common Stock outstanding at this date.

(6) Promod Haque: At May 12, 2017, Promod Haque may be deemed to have beneficially owned 2,116 shares of Common Stock consisting of the following: (1) 593 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, which is the general partner of NVP XI, the record owner of such shares; (2) 375 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XII, which is the general partner of NVP XII, the record owner of such shares; (3) 600 shares were beneficially owned by the Haque Revocable Trust UA DTD 05/07/2002, of which Mr. Haque is a trustee; and (4) 548 shares were beneficially owned by Haque Family Partners II, of which Mr. Haque is a partner. This amount represents 0.956% of the total shares of Common Stock outstanding at this date.

(7) Jeffrey Crowe: At May 12, 2017, Jeffrey Crowe may be deemed to have beneficially owned 968 shares of Common Stock consisting of the following: (1) 593 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, which is the general partner of NVP XI, the record owner of such shares; and (2) 375 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XII, which is the general partner of NVP XII, the record owner of such shares. This amount represents 0.437% of the total shares of Common Stock outstanding at this date.

(8) Matthew D. Howard: At May 12, 2017, Matthew D. Howard may be deemed to have beneficially owned 968 shares of Common Stock consisting of the following: (1) 593 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, which is the general partner of NVP XI, the record owner of such shares; and (2) 375 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XII, which is the general partner of NVP XII, the record owner of such shares. This amount represents 0.437% of the total shares of Common Stock outstanding at this date.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 9, 2017

NORWEST VENTURE PARTNERS XI, LP

By Genesis VC Partners XI, LLC, as general partner

By NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

NORWEST VENTURE PARTNERS XII, LP

By Genesis VC Partners XII, LLC, as general partner

By NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

AGREEMENT

The undersigned hereby agree that this Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners XI, LP on its own behalf and on behalf of (a) Genesis VC Partners XI, LLC, a Delaware limited liability company, (b) NVP Associates, LLC, a Delaware limited liability company, (c) Promod Haque, (d) Jeffrey Crowe and (e) Matthew D. Howard.

Dated: June 9, 2017

Norwest Venture Partners XI, LP

By	Genesis VC Partners XI, LLC, as general partner
By	NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

Genesis VC Partners XI, LLC
By NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

NVP Associates, LLC

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

/s/ Kurt Betcher
Kurt Betcher, as Attorney-in-fact for Promod Haque

/s/ Kurt Betcher
Kurt Betcher, as Attorney-in-fact for Jeffrey Crowe

/s/ Kurt Betcher
Kurt Betcher, as Attorney-in-fact for Matthew D. Howard

AGREEMENT

The undersigned hereby agree that this Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners XII, LP on its own behalf and on behalf of (a) Genesis VC Partners XII, LLC, a Delaware limited liability company, (b) NVP Associates, LLC, a Delaware limited liability company, (c) Promod Haque, (d) Jeffrey Crowe and (e) Matthew D. Howard.

Dated: June 9, 2017

Norwest Venture Partners XII, LP

By Genesis VC Partners XII, LLC, as general partner
By NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

Genesis VC Partners XII, LLC
By NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

NVP Associates, LLC

By:	/s/ Kurt Betcher
Kurt Betcher, Administrative Partner

/s/ Kurt Betcher
Kurt Betcher, as Attorney-in-fact for Promod Haque

/s/ Kurt Betcher
Kurt Betcher, as Attorney-in-fact for Jeffrey Crowe

/s/ Kurt Betcher
Kurt Betcher, as Attorney-in-fact for Matthew D. Howard